                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*

                       PETROLEUM HELICOPTERS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

               NON-VOTING COMMON STOCK, $0.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   716604 20 2
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                                 (CUSIP Number)

                                DECEMBER 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ]   Rule 13d-1(b)

            [X]   Rule 13d-1(c)

            [ ]   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 716604 20 2                   13G                    Page 2 of 6 Pages
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1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (entities only)

      WOODBOURNE PARTNERS, L.P.
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC Use Only
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4     Citizenship or Place of Organization

      MISSOURI
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                  5     Sole Voting Power

                        -0-
                  --------------------------------------------------------------
  Number of       6     Shared Voting Power
   Shares
Beneficially            -0-
  Owned by        --------------------------------------------------------------
    Each          7     Sole Dispositive Power
  Reporting
 Person With            -0-
                  --------------------------------------------------------------
                  8     Shared Dispositive Power

                        -0-
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      449,300
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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                          [ ]
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11    Percent of Class Represented by Amount in Row (9)

      17.7%
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12    Type of Reporting Person (See Instructions)

      PN
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CUSIP No. 716604 20 2                   13G                    Page 3 of 6 Pages
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      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (entities only)

      CLAYTON MANAGEMENT COMPANY
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      MISSOURI
--------------------------------------------------------------------------------
                  5     Sole Voting Power

                        449,300
                  --------------------------------------------------------------
  Number of       6     Shared Voting Power
   Shares
Beneficially            -0-
  Owned by        --------------------------------------------------------------
    Each          7     Sole Dispositive Power
  Reporting
 Person With            449,300
                  --------------------------------------------------------------
                  8     Shared Dispositive Power

                        -0-
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      449,300
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)

      17.7%
--------------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------
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CUSIP No. 716604 20 2                   13G                    Page 4 of 6 Pages
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1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (entities only)

      JOHN D. WEIL
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      MISSOURI
--------------------------------------------------------------------------------
                  5     Sole Voting Power

                        449,300
                  --------------------------------------------------------------
                  6     Shared Voting Power
  Number of
   Shares               700
Beneficially      --------------------------------------------------------------
  Owned by        7     Sole Dispositive Power
    Each
  Reporting             449,300
 Person With      --------------------------------------------------------------
                  8     Shared Dispositive Power

                        700
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      450,000
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)

      17.8%
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12    Type of Reporting Person (See Instructions)

      IN
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CUSIP No. 716604 20 2                   13G                    Page 5 of 6 Pages
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                         AMENDMENT NO. 3 TO SCHEDULE 13G

      The Reporting Person reported the acquisition of shares of Non-Voting Common Stock, par value $.10 per share ("Stock"), of Petroleum Helicopters Incorporated, a Delaware corporation ("Issuer"), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this Schedule 13G on April 16, 1998. In this regard, Item 4 is hereby (as heretofore amended) amended as follows. All other items are unchanged from the initial filing, as amended.

ITEM 4.      OWNERSHIP.

                                                                                                      WEIL
                                                                                CLAYTON        (sole director and
                                                                           (general partner       shareholder of
                                                           WOODBOURNE        of Woodbourne)         Clayton)
                                                           ----------      ----------------    -------------------
(a)   Amount beneficially owned:                            449,300             449,300              450,000

(b)   Percent of Class:                                        17.7%               17.7%                17.8%

(c) Number of Shares as to which the person has:

      (i)   Sole power to vote or direct the vote:              -0-             449,300              449,300

      (ii)  Shared power to vote or direct the vote:            -0-                 -0-                  700

      (iii) Sole power to dispose or to direct the
            disposition of:                                     -0-             449,300              449,300

      (iv)  Shared power to dispose or to direct the
            disposition of:                                     -0-                 -0-                  700

Notes:

1. Since the class of stock to which this filing relates is "non-voting," the voting rights reflected in (c)(i) above would become exercisable only when and if permitted under the issuer's articles of incorporation or as required under Louisiana law.

2. The shares reflected under Mr. Weil's name in (c)(ii) and in (c)(iv) above are held individually by Mr. Weil's wife. Although Mr. Weil may be deemed to have constructive beneficial ownership of such shares under applicable securities regulations, Mr. Weil disclaims any beneficial interest in such shares.

3. Percentages based on 2,531,392 shares outstanding at October 31, 2004 as reflected on the company's most recent 10-Q report.

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CUSIP No. 716604 20 2                   13G                    Page 6 of 6 Pages
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ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Dated: February 10, 2005                   WOODBOURNE PARTNERS, L.P.,

                                                 by its General Partner, CLAYTON
                                                 MANAGEMENT COMPANY

                                                      /s/ John D. Weil
                                                      -----------------------
                                                      John D. Weil, President

      Dated: February 10, 2005                   CLAYTON MANAGEMENT COMPANY

                                                      /s/ John D. Weil
                                                      -----------------------
                                                      John D. Weil, President

      Dated: February 10, 2005                        /s/ John D. Weil
                                                      -----------------------
                                                      John D. Weil

                            EXHIBIT A TO SCHEDULE 13G

                     AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

      The undersigned persons, on February 10, 2005, agree and consent to the joint filing on their behalf of this Amendment to Schedule 13G in connection with their beneficial ownership of the Stock of Petroleum Helicopters Incorporated.

                                                 WOODBOURNE PARTNERS, L.P.,

                                                 by its General Partner, CLAYTON
                                                 MANAGEMENT COMPANY

                                                      /s/ John D. Weil
                                                      ----------------------
                                                      John D. Weil, President

                                                      CLAYTON MANAGEMENT COMPANY

                                                      /s/ John D. Weil
                                                      -----------------------
                                                      John D. Weil, President

                                                      /s/ John D. Weil
                                                      ------------------------
                                                      John D. Weil